W.P. STEWART & CO., LTD.


                                                         CONTACT: FRED M. RYAN

              W.P. STEWART & CO., LTD. NAMES NEW EXECUTIVE OFFICERS

30 January 2001
Hamilton, Bermuda

W.P. Stewart & Co., Ltd. announced today that John A. Allison and Peter Jan Rubingh have been named as Deputy Managing Directors. Mr. Allison, a senior analyst/portfolio manager, also serves as the Chairman and Chief Executive Officer of W.P. Stewart Asset Management Ltd. and a Director of W.P. Stewart & Co., Inc. Mr. Rubingh is a Managing Director and co-founder of TPR & Partners, N.V., an Amsterdam-based asset gathering and client servicing business which is expected to become part of the W.P. Stewart group after many years of close association with the firm.

"John Allison is one of our most valued senior managers," said William P. Stewart, the company's Chairman and Chief Executive Officer. "In his new capacity John will be responsible for developing our European research team and leading our global portfolio management effort." Mr. Stewart continued, "I believe we will greatly benefit from Peter Rubingh's vast experience in the areas of client service and asset gathering. Peter's role will become increasingly significant as we continue to expand our European operations."

Mr. Allison has been with W.P. Stewart since 1995. He began his professional career in 1973 as an analyst of global economic trends for the Canadian government. From 1978 to 1983, he lectured in Western Intellectual and Economic History at Columbia University. He joined Morgan Stanley Asset Management in 1983 where, as a Vice President and senior portfolio manager/analyst, he managed large institutional growth stock portfolios for major foreign and domestic clients. When offered an opportunity in 1989 to own and manage an investment advisory firm serving primarily high net worth individuals, Mr. Allison joined Auchincloss & Lawrence Inc. There he became the firm's Chief Executive and Investment Officer and its majority shareholder. He directed a research-intensive, globally-oriented equity investment approach characterized by low business and valuation risk, sustainable long term earnings growth, and disciplined, focused decision making. Mr. Allison combined his business with W.P. Stewart & Company in November 1995. Mr. Allison holds a B.A. from Princeton University, and an M.A. and M.Phil. from Columbia University.

Mr. Rubingh is a co-founder and Managing Director of TPR & Partners N.V., an Amsterdam-based business which has concentrated on gathering assets and servicing clients for W.P. Stewart since TPR's inception in 1993. Mr. Rubingh began his career at Moret & Limperg (now Ernst & Young), Amsterdam, in 1978 as an Assistant Accountant within the audit team. He joined Noro Nederland B.V. (The Noro Group of Companies), a fund management group, in 1979 and served in various capacities within the group including Group Controller, Assistant Managing Director, Management Team Member and Portfolio Manager (Venture Capital) in The Netherlands, the United States and the Netherlands Antilles. While at Noro, Mr. Rubingh also served as a non-executive member of the Supervisory Boards of HomeBanc in Atlanta, Georgia and ICON International in New York City.

The company also announced that Debra Randall had succeeded Michael A. Wood as Corporate Secretary. Ms. Randall, a certified Law Clerk in the Province of Ontario, Canada and a student member of the Institute of Chartered Secretaries, brings 10 years' experience in the legal and corporate services sector to this position.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity investment management services to clients throughout the world since 1975. The company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

W.P. Stewart & Co., Ltd.'s shares are listed for trading on the New York Stock Exchange (symbol: WPL), and on the Bermuda Stock Exchange (symbol: WPS).

For more information, please visit the company website at www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 888-695-4092 (toll-free within the United States) or +441 295 8585 (outside the United States).


             TRINITY HALL, 43 CEDAR AVENUE, HAMILTON HM 12, BERMUDA MAILING ADDRESS: P.O. BOX HM 2905, HAMILTON HM LX, BERMUDA